                                                                Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Halliburton Company
       Benefits Committee:

We consent to the incorporation by reference in the Registration Statement No. 333-86080 on Form S-8 of Halliburton Company of our report dated June 29, 2005 with respect to the statements of net assets available for plan benefits of Brown & Root, Inc. Employees’ Retirement and Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 11-K of the Brown & Root, Inc. Employees’ Retirement and Savings Plan.

/s/ KPMG LLP

Houston, Texas
June 29, 2005